HAND & HAND PC

34145 Pacific Coast Highway, Suite 379

Dana Point, California 92629

October 22,  2012

Larry Spirgel

Assistant Director

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Matches, Inc.

Form 10-K for the year ended December 31, 2011

Dear Mr. Spirgel:

The issuer requests an extension to file a response to the staff's comment letter of October 2, 2012 until Friday, October 26, 2012.

Very truly yours,

Jehu Hand